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S 18006282

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49877

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Siebert Cisneros Shank & Co.,LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall St, 18th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLC
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Suzanne Shank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Siebert Cisneros Shank & Co.,LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairperson & CEO

Title

Notary Public

MELISSA ANN LITTLE
Notary Public - State of New York
NO. 01LI6202493
Qualified in Bronx County
My Commission Expires 3/16/21

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIEBERT CISNEROS SHANK & CO., L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2017
(with supplementary information)

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Siebert Cisneros Shank & Co., L.L.C.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Siebert Cisneros Shank & Co., L.L.C. (the "Company") as of December 31, 2017, and the related statements of operations, changes in member's capital, changes in subordinated borrowings and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in the Schedule of Computation of Net Capital under the SEC Uniform Net Capital Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2001.

EISNERAMPER LLP
New York, New York
February 28, 2018

SIEBERT CISNEROS SHANK & CO., L.L.C.

Statement of Financial Condition
December 31, 2017

ASSETS	
Cash and cash equivalents	$ 22,388,919
Accounts receivable	2,593,242
Receivable from clearing broker dealer	2,695,377
Securities owned, at fair market value	5,458
Receivable from parent	100,000
Goodwill – Note B	1,001,000
Furniture, equipment and leasehold improvements, net	1,111,456
Other assets	1,166,804
	$ 31,062,256
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Accounts payable and accrued expenses	$ 8,576,686
Deferred rent	1,233,939
Total liabilities	9,810,625
Commitments and contingencies – Note G	
MEMBER'S CAPITAL	21,251,631
	$ 31,062,256

See Notes to Financial Statements

SIEBERT CISNEROS SHANK & CO., L.L.C.

Statement of Operations
Year Ended December 31, 2017

Revenues:	
Investment banking	$ 35,101,954
Trading profits	5,063,305
Commissions	1,158,183
Interest and other	54,754
	41,378,196
Expenses:	
Employee compensation and benefits	26,984,393
General and administrative	5,548,806
Occupancy	1,841,851
Professional fees	1,281,180
Communications	1,202,344
Clearing fees	766,106
State and local income tax	160,621
Interest	32,820
	37,818,121
Net income	$ 3,560,075

See Notes to Financial Statements

SIEBERT CISNEROS SHANK & CO., L.L.C.

Statement of Changes in Member's Capital

Balance - January 1, 2017	**$ 18,686,545**
Contributions	**131,471**
Distributions	**(1,126,460)**
Net income	**3,560,075**
Balance - December 31, 2017	**$ 21,251,631**

See Notes to Financial Statements

SIEBERT CISNEROS SHANK & CO., L.L.C.

Statement of Changes in Subordinated Borrowings

Balance – January 1, 2017	**$ 0**
Borrowing	**4,000,000**
Repayments	**(4,000,000)**
Balance – December 31, 2017	**$ 0**

See Notes to Financial Statements

SIEBERT CISNEROS SHANK & CO., L.L.C.

Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:	
Net income	$ 3,560,075
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	428,257
Changes in:	
Accounts receivable	(1,315,185)
Receivable from clearing broker dealer	(1,773,162)
Other assets	(240,846)
Receivable from parent	(45,000)
Accounts payable and accrued expenses	3,117,767
Securities owned at fair market value	(5,458)
Deferred rent	221,083
Net cash provided by operating activities	3,947,531
Cash flows from investing activities:	
Purchase of leasehold improvement and equipment	(101,622)
Cash flows from financing activities:	
Distributions to member	(1,126,460)
Contributions from member	131,471
Subordinated borrowing	4,000,000
Repayment of subordinated borrowing	(4,000,000)
	(994,989)
Net increase in cash and cash equivalents	2,850,920
Cash equivalents - beginning of year	19,537,999
Cash and cash equivalents - end of year	$ 22,388,919
Supplemental disclosures of cash flow information:	
Interest paid	$ 32,820
Taxes paid	$ 115,620

See Notes to Financial Statements

NOTE A – BUSINESS ORGANIZATION

Siebert Cisneros Shank & Co., L.L.C. ("SCS" or the "Company") formerly known as Siebert Brandford Shank & Co., L.L.C. ("SBS") engages in the business of municipal and corporate bond underwriting, equity underwriting, sales and trading activities. The Company qualifies as a Minority and Women Owned Business Enterprise in certain municipalities and with other third party certifying agencies.

NOTE B – BUSINESS ACQUISITION

Siebert Cisneros Shank Financial L.LC. ("SCSF") is SCS' sole member. On November 4, 2014, SBS entered into an Asset Purchase Agreement (the "Purchase Agreement") with Muriel Siebert and Co., Inc. ("Siebert") (a former affiliated entity), pursuant to which Siebert sold substantially all of the assets relating to Siebert's capital markets business to Siebert Brandford Shank Financial L.L.C ("SBSF"), which is now known as SCSF. Pursuant to the Purchase Agreement, SBSF assumed post-closing liabilities relating to the transferred business. An individual having a 25.5% membership interest in SBS at that time was Siebert's chief executive officer.

The Purchase Agreement provides for an aggregate purchase price of $3,000,000, payable by SBSF and SCSF after closing in annual installments commencing on March 1, 2016 and continuing on each of March 1, 2017, 2018, 2019 and 2020. The transferred business was contributed by SBSF to, and operated by, SBS. The amount payable on each annual payment date will equal 50% of the net income attributable to the transferred business recognized by SBS and SCS in accordance with generally accepted accounting principles during the fiscal year ending immediately preceding the applicable payment date; provided that, if net income attributable to the transferred business generated prior to the fifth annual payment date is insufficient to pay the remaining balance of the purchase price in full on the fifth annual payment date, then the unpaid amount of the purchase price will be paid in full on March 1, 2021.

Transferred assets of Siebert's capital markets business, consisting of issuer relationships and goodwill, were recorded by SBS at SBSF's cost of the acquired assets, which amounted to $819,000 for issuer relationships, representing their fair value at the date of acquisition determined based on a discounted cash flow analysis which was fully amortized as of December 31, 2017 and the amortization expense amounted to $173,727 for the year then ended and is included in the general and administrative expenses on the statement of operations. Goodwill, which includes employees of Siebert who transferred to SBS was recorded at $1,001,000, representing the excess of the fair value ($1,820,000) of SBSF's purchase obligation to Siebert over the fair value of the issuer relationships. The recorded value of the transferred intangible assets was accounted for as a capital contribution by SBSF, resulting in an increase of $1,820,000 to member's capital.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Revenues:

Investment banking revenues include gains and fees, net of syndicate expenses, arising primarily from municipal bond offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Security transactions are recorded on a trade-date basis. Securities owned are valued at fair value. The resulting realized and unrealized gains and losses are reflected as trading profits on the Statement of Operations.

Commission revenue, which relates to the capital markets business, are recorded on a trade-date basis.

Interest income is recognized on an accrual basis.

NOTE C – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update 2014-09, *REVENUE FROM CONTRACTS WITH CUSTOMERS (TOPIC 606)* which creates a single, principle based model for revenues recognition and expands and improves disclosures about revenue. The Company will adopt the standard effective January 1, 2018. The Company is changing accounting for underwriting revenues and expenses, revenues will be recognized on a gross basis.

[2] Fair value

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflects the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3 - Unobservable inputs which reflect the assumptions that the managing members develop based on available information about the assumptions market participants would use in valuing the asset or liability.

The following table presents the carrying values and estimated fair values at December 31, 2017 of financial assets and liabilities, including financial instruments that are carried at fair value on a recurring basis, and information is provided on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value to their short-term nature and generally negligible credit risk.

Assets	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
Receivables from clearing broker dealer	$2,695,377		2,695,377	2,695,377
Accounts receivable	2,593,242		2,593,242	2,593,242
Securities owned at fair market value	5,458		5,458	5,458
Receivable from parent	100,000		100,000	100,000
	$5,394,077		5,394,077	5,394,077

[3] Cash equivalents:

Cash equivalents represent short term, highly liquid investments which are readily convertible to cash and have a maturity of three months or less at time of purchase. Cash equivalents, which are valued at fair value, consist of money market funds which amounted to $21,821,910 at December 31, 2017 (Level 1). The Company maintains its assets with financial institutions, which may at times exceed federally insured limits. In the event of a financial institution's insolvency, recovery of assets may be limited.

[4] Furniture, equipment and leasehold improvements, net:

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Intangible Assets

Issuer Relationships, which were recorded in connection with the acquisition of the capital markets business (see Note B), are being amortized by the straight-line method over 2.9 years. Intangible assets with finite lives are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company assesses the recoverability of its intangible assets by determining whether the unamortized balance can be recovered over the assets' remaining useful life through undiscounted estimated future cash flows. If undiscounted estimated future cash flows indicate that the unamortized amounts will not be recovered, an adjustment will be made to reduce such amounts to fair value based on estimated future cash flows discounted at a rate commensurate with the risk associated with achieving such cash flows. All intangible assets were fully amortized as of December 31, 2017.

[6] Goodwill

Goodwill, which was recorded in connection with the acquisition of the capital markets business (see Note B), is not subject to amortization and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset may be impaired. The impairment test consists of a comparison of the fair value of the reporting unit with the carrying amount of its net assets, including goodwill. Fair value is typically based upon estimated future cash flows discounted at a rate commensurate with the risk involved or market-based comparable. If the carrying amount of the Company's net assets exceeds the fair value of the reporting unit, then an analysis will be performed to compare the implied fair value of goodwill with the carrying amount of goodwill. An impairment loss will be recognized in an amount equal to the excess of the carrying amount over its implied fair value. An impairment test was performed as of December 31, 2017, and indicated no impairment had occurred.

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[8] Income taxes:

The Company is not subject to federal income taxes as it is a single member LLC and considered to be a division of SCSF. The members of SCSF are required to include in their income tax returns their respective share of the Company's income or loss. The Company is subject to tax in certain state and local jurisdictions. Deferred taxes are not significant.

Note D – Subordinated Borrowings

On March 9, 2017, the Company entered into a temporary subordinated loan agreement with National Financial Services, its clearing broker in the amount of $4,000,000 bearing interest at the rate of federal funds plus 6% and maturing April 21, 2017. The note was repaid April 21, 2017. Interest expense paid was $32,820.

NOTE E - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 1,035,605
Furniture and leasehold improvements	2,672,111
	3,707,716
Less accumulated depreciation and amortization	2,596,260
	$ 1,111,456

Depreciation and amortization amounted to $254,530 in 2017.

NOTE F - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $22,663,821, which was $22,371,603 in excess of its required net capital of $292,218, and its ratio of aggregate indebtedness to net capital was 0.19 to 1. The Company claims exemption from the reserve requirements under Section 15c3-3(k) (2) (ii).

NOTE G - COMMITMENTS AND CONTINGENCIES

(1) As described in Note B, the Company's parent SCSF is indebted to Siebert for a $3,000,000 purchase obligation incurred in connection with the acquisition of Siebert's capital markets business. Such obligation is payable over annual installments commencing on March 1, 2016 and on each March 1, thereafter through 2020 to the extent of 50% of the net income attributable to such business recognizable by the Company during the fiscal year ending immediately preceding the applicable payment date. Accordingly, although the Company has not guaranteed or pledged its assets as collateral for its parent's debt, the Company will be required to use a portion of its cash flows to service SCSF's debt. The annual installment payable on March 1, 2018, based on the net income attributable to the capital markets business for the year ended December 31, 2017, amounted to $243,486. The annual installment payable on March 1, 2017 based on the net income attributable to the capital markets business for the year ended December 31, 2016, amounted to $28,182. The annual installment payable in March 2016 based on the net income attributable to the capital markets business for the year ended December 31, 2015 amounted to $492,235.

(2) The Company rents office space under long-term operating leases expiring through 2026. These leases call for base rent plus escalations for property taxes and other operating expenses. Future minimum base rent under these operating leases are as follows:

Year	Amount
2018	$ 1,488,000
2019	1,371,000
2020	1,427,000
2021	1,437,000
2022	1,183,000
Thereafter	4,206,000
	$11,112,000

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Rent expense, including property taxes and other operating expenses, for the year ended December 31, 2017 amounted to $1,841,851. Rent expense is being charged to operations on a straight-line basis resulting in a deferred rent liability which, including the reimbursement discussed below, amounted to $1,233,939 at December 31, 2017.

The Company purchased leasehold improvements of approximately $1,020,000 in prior years, which were reimbursed by the landlord. The Company recorded such reimbursements as a credit to deferred rent liability, which is being recognized as a reduction of rental expense on a straight-line basis over the term of the lease.

In the fourth quarter of 2016 and the second quarter of 2017, respectively, two SCS employees made allegations against SCS regarding employment-related matters. All disputes between SCS and the employees have been settled and the amount is included in general and administrative on the statement of operations.

SUPPLEMENTARY INFORMATION

SIEBERT CISNEROS SHANK & CO., LLC

Schedule of Computation of Net Capital Under the SEC Uniform Net Capital Rule 15c3-1
December 31, 2017

Total member's capital	$ 21,251,631
Add discretionary liabilities	5,427,364
Total capital	26,678,995
Nonallowable assets:	
Furniture, equipment and leasehold improvements, net	1,111,456
Receivable from parent	100,000
Goodwill	1,001,000
Accounts receivable	451,583
Other assets	914,537
	3,578,576
Net capital before haircuts on securities positions	23,100,419
Less haircuts on securities:	
Debt securities	160
Money market funds	436,438
	436,598
Net capital	$ 22,663,821
Aggregate indebtedness	
Accounts payable and accrued expenses	3,149,322
Deferred rent	1,233,939
	$ 4,383,261
Computation of basic net capital requirement:	
Minimum net capital required	$ 292,218
Excess net capital	$ 22,371,603
Ratio of aggregate indebtedness to net capital	0.19 to 1

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date in its unaudited Part IIA FOCUS Report filing.

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Siebert Cisneros Shank & Co., L.L.C.

We have reviewed management's statements, included in the accompanying Siebert Cisneros Shank & Co., L.L.C.'s, Exemption Report, in which (1) Siebert Cisneros Shank & Co., L.L.C. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 28, 2018

Siebert Cisneros Shank & Co., L.L.C.

100 Wall Street, 18th Floor
New York, New York 10005
(646) 775-4850

Siebert Cisneros Shank & Co., L.L.C.'s Exemption Report

Siebert Cisneros Shank & Co., L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) for the year ended December 31, 2017 without exception.

Siebert Cisneros Shank & Co., LLC

I, Suzanne Shank, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: Chairperson & CEO

Date: February 26, 2018

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

The Member of
Siebert Cisneros Shank & Co., L.L.C.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Siebert Cisneros Shank & Co., L.L.C. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cancelled checks, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers such as Form SIPC-7, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers such as Form SIPC-7 supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 28, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

15*15*****3080*********************MIXED AADC 220
49877 FINRA DEC
SIEBERT CISNEROS SHANK & CO LLC
1999 HARRISON ST STE 2720
OAKLAND, CA 94612-3500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 61,079

B. Less payment made with SIPC-6 filed (**exclude interest**) (28,784)

7/26/17
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 32,295

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 32,295

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 32,295

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Siebert Cisneros Shank & Co., LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 28th day of February, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 41,378,196
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	140,365
(7) Net loss from securities in investment accounts.	
Total additions	140,365
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	766,106
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 32,820	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______	
Enter the greater of line (i) or (ii)	32,820
Total deductions	798,926
2d. SIPC Net Operating Revenues	$ 40,719,635
2e. General Assessment @ .0015	$ 61,079 (to page 1, line 2.A.)